Mail Stop 0308

May 6, 2005


VIA U.S. MAIL AND FACSIMILE

Mr. Randall E. Mehrberg, Esq.
Executive Vice President and
  General Counsel
Exelon Corporation
10 South Dearborn Street, 37th Floor
Chicago, Illinois 60680-5379


		Re:	Exelon Corporation
			Amendment No. 1 to Registration Statement on Form
S-4
			File No. 333-122704
      Filed April 14, 2005

			Exelon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2004
      Form 10-Q for the Quarter Ended March 31, 2005
Form 8-Ks filed February 25, March 7, March 8, March 29, March 30, March 31, April 5, April 6, April 14, April 25 and April 27, 2005
      File No. 1-16169

Dear Mr. Mehrberg:

      We have reviewed your filings and have the following comments.
Please be aware that we have limited our review to the terms of the transaction reflected in the registration statement, and financial statement and related information in the periodic report cited above.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      *	*	*	*	*	*	*	*	*	*	*

      Form S-4

General
1. We note your response to prior comment 5 and further note your intention not to waive the tax opinion condition. However, please disclose whether you will re-solicit shareholders if you waive the requirement regarding receipt of the tax opinion.
2. We note your response to our prior comment 16. Our original comment was in response to your disclosure under "Recommendation of
PSEG Board; PSEG`s Reasons for the Merger," the second bullet point,
"Increased Scale and Scope, Diversification of Risk." In your disclosure you state that "[t]he combined company will have greater diversification of market and regulatory regimes and more balance in its electric and gas delivery and generation portfolio." This appeared to be a discussion of how the resulting company`s business segments will be more balanced. Our prior comment requested that you provide an objective measure of how your business would be more balanced by these segments. We reissue our prior comment 16.

The Merger Agreement, page 116
3. We note your statement in the first italicized paragraph
regarding
the merger agreement that "[i]t is not intended to provide any other
factual information about Exelon or PSEG."   Investors are
entitled
to rely upon disclosures in your publicly filed documents, including the merger agreement. Please revise your disclosure to eliminate the implication that stockholders may not rely upon the disclosure regarding the merger agreement.

Exelon Unaudited Pro Forma Condensed Combined Consolidated
Financial
Statements and Notes, page 137
4. We note your response to prior comment 25. Please be advised that we believe any changes from the pro forma financial statements, which shareholders will vote upon, should be identified and discussed in the financial statements in the period in which the purchase is recorded.

Notes to Unaudited Pro Forma Condensed Combined Consolidated
Balance
Sheet
Note (b), page 150
5. You indicate in response 26 that you intend to engage a
valuation
firm(s) to obtain a detailed evaluation of plants on a unit by unit
basis.  You expect the valuation expert to begin work in the second
quarter of 2005.  As you are aware, GAAP requires allocation of the
purchase price to be based on fair values of the closing date of the
merger. Please be advised that such valuation work should place more
weight on comparable prices that occurred closer to the close date to
the extent the valuation uses a comparable sales approach. Accordingly, this portion of the valuation should be updated for more current sales since close is expected to be substantially later than
the second quarter of 2005. If there are no recent sales of comparable plants, the valuation should include a projection of fair value based on the trend of sales price data.  Similarly,
discounted
cash flow analyses should also be updated to reflect assumptions as
of the closing date.
6. In response to prior comment 26, you state that you allocated
$901
million to identifiable intangible assets. These intangible assets represent nuclear fuel supply contracts, power supply contracts, and power purchase contracts. Please explain why you believe these contracts meet the definition of an intangible asset as defined in Appendix F to SFAS 142. If you conclude these assets are properly categorized as intangible assets, please present all such assets as a separate line item on your balance sheet pursuant to paragraph 42 of
SFAS 142. If such assets constitute financial assets, then you should not characterize them as intangibles.
7. Your response to prior comment 26 with respect to the premium paid is not comprehensive. As such, we reissue the latter portion of the comment. We assume you performed significant sophisticated analysis of the benefits management believed they would obtain with the acquisition of PSEG. We further assume such analysis was made in order to determine your initial and maximum bid amounts. As requested, please tell us in detail the reasons you paid a substantial premium relative to the net fair values to acquire generating assets and a regulated transmission and distribution business earning a regulated rate of return. In justifying the abnormal amount of recorded goodwill, please cite examples of other recent utility industry acquisitions and, for comparative purposes, tell us the amount of the purchase price allocated to goodwill versus tangible and identifiable intangible assets for each acquisition. Please explain to us in detail your economic analysis of the strengths and weaknesses of PSEG leading up to the final agreement to acquire. We may have further substantive comment.

Note (c), page 151
8. We have reviewed prior comment 29. With respect to market comparable transactions, tell us specifically which plant sales you used in your analysis including the date in which the transaction occurred. Ensure you show us whether there was any averaging or weighting of $/kW for different sales and how you used the unit specific variables on individual PSEG units. Tell us whether the comparable transactions related to asset sales or business acquisitions. Further, explain in detail how you determined a fair value of approximately $1,000 per kW on the high end and $600 per
kW
on the low end for your nuclear stations. You state that market comparable transactions are very limited and vary significantly by unit, yet you state that the fair value was determined based on an analysis of the specific units and their relation to the identifiable market comparable transactions.  Please describe more specifically
how this range was determined.   For those nuclear units in which
you
held an interest, tell us whether Exelon`s valuation gave any consideration to allocating a larger dollar amount per kW for those units given the elimination of a minority interest. Finally, you state that you determined the midpoint valuation would be the most reasonable approach for the fossil stations based on the variability of the valuations using the different assumptions.  Please explain in
detail what you mean by the "variability" of the valuations and why
this led you to conclude the midpoint valuation, as opposed to some
other point, was most appropriate.   We may have further comment.

Note (g), page 152
9. We have reviewed prior comment 31. You should consider revising note (f) on page 146 and note (g) on page 152 to make it clear that both the debt fair value adjustment and the associated regulatory asset will be amortized over the same period and in the same amounts through interest expense, with no impact to the income statement for
PSE&G debt. If you believe that point is clear, please supplementally explain.

Note (h), page 153
10. We have reviewed prior comment 32. Please explain in further detail why the vast majority of PSEG`s decommissioning scenarios assumed immediate decommissioning and earlier cash outflows than the cash outflows used by Exelon, resulting in a lower decommissioning liability for the PSEG units. In doing so, specifically tell us the probability weighting Exelon gave to each scenario and how such probability assessment was determined. Tell us, as of the current date, which process is the most economical. Further, as you indicated in response to prior comment 47, please explain to us the reason(s) Exelon changed the probability weighting of decommissioning scenarios subsequent to the adoption of SFAS 143.

Note (i), page 153
11. We have reviewed prior comment 33. With respect to PSEG, we note that in preparing the valuation of the retiree welfare obligation, the attribution period for certain employee benefits began when an employee became eligible for the benefits. We further note that Exelon modified this assumption to reflect its methodology.
Please
tell us if the difference in methodology represented a different interpretation of accounting guidance or if there is an alternative reason. Further, please tell us if PSEG`s Form 10-Q for the quarter ended March 31, 2005 will reflect the removal of the cap on its retiree medical subsidy for retirements after June 30, 2006.

Exhibit 5
12. In the second paragraph of the legal opinion, we note that counsel has assumed the legal capacity of all signatories to documents. Counsel may not assume that you had the legal capacity to enter into these documents. Please revise the opinion accordingly.

Form 10-K for the fiscal year ending December 31, 2004

Disposition of Enterprises Entities, page 157
13. We have reviewed prior comment 42 and note that, due to the completion of the sale of Sithe in January 2005, beginning with Form
10-Q for the quarter ended March 31, 2005, you will be reporting both
Sithe and qualifying Enterprises businesses as discontinued operations. Given the fact that you entered into an agreement to sell Sithe to Dynegy, Inc. on November 1, 2004, please explain why Sithe was not classified as a discontinued operation as of December
31, 2004 in your Form 10-K. In doing so, please specifically address each of the criteria in paragraph 30 of SFAS 144. On a related note, tell us whether the equity pick-up prior to FIN 46 consolidation on
March 31, 2004 was included in discontinued operations and how it is reflected in your pro forma financial statements.

	*	*	*	*	*	*	*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



	You may contact Sarah Goldberg, Accountant at (202) 551-3340 or in her absence, James Allegretto, Senior Assistant Chief
Accountant,
at (202) 551- 3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott
Anderegg, Attorney at (202) 551-3342, Ellie Quarles, Special
Counsel
at (202) 551-3238 or me at (202) 551-3720 with any other
questions.


      Sincerely,



      H. Christopher Owings
      Assistant Director





cc:	Carol M. Lind, Esq.
	Sidley Austin Brown & Wood LLP
	VIA FAX


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Mr. Randall E. Mehrberg, Esq.
May 6, 2005
Page 6